

October 4, 2021

Antonio Picca Piccon
Chief Financial Officer
Ferrari N.V.
Via Abetone Inferiore n. 4
I-41053 Maranello (MO), Italy

> **Re: Ferrari N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Response Dated September 17, 2021**
> **File No. 001-37596**

Dear Mr. Piccon:

We have reviewed your September 17, 2021 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

Notes to the Consolidated Financial Statements
31. Entity-Wide Disclosures, page F-70

1. We note your response to prior comment 6. IFRS 8.33 requires revenues in an individual foreign country that are material to be disclosed separately. As such, please revise future filings to separately quantify any material amounts. To the extent you believe your sponsorship or other revenues are not overly meaningful on a country-level basis, we would not object to the inclusion of relevant clarifying disclosures that supplement this IFRS disclosure requirement.

   You may contact Melissa Gilmore at (202) 551-3777 or Andrew Blume at (202) 551-3254 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing